United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Financial System, Inc.

401(k) Employee Stock Ownership Plan,

formerly known as the

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

(effective as of May 15, 2024)

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Financial System, Inc.

5790 Widewaters Parkway

DeWitt, New York 13214

REQUIRED INFORMATION

1.	Not applicable

2.	Not applicable

3.	Not applicable

4.	The Community Financial System, Inc. 401(k) Employee Stock Ownership Plan, formerly known as the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

(23)	Consent of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Community Financial System, Inc.
401(k) Employee Stock Ownership Plan, formerly known as the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 25, 2024

/s/ Joseph E. Sutaris
Joseph E. Sutaris
Executive Vice President and Chief Financial Officer

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2023 and 2022

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements:

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-15

Supplemental Schedule:

Schedule of Assets (Held at End of Year) (Schedule H, Part IV, Line 4i)	16

Note:	All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm

June 25, 2024

To the Participants and Administrators of the

Community Bank System, Inc. 401(k) Employee Stock Ownership Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements.) In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.  We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2005.

/s/ Dannible & McKee, LLP
Dannible & McKee, LLP
Syracuse, New York

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Assets
Investments, at fair value:
Mutual funds	$284,040,447	$230,654,720
Community Bank System, Inc. common stock	77,594,204	85,286,141
Self-directed brokerage	5,933,066	4,444,568
	367,567,717	320,385,429
Investments, at contract value:
Stable value fund	29,923,458	33,726,828

Investments, at net asset value:
Collective investment trust	13,397,605	13,394,127

Total investments	410,888,780	367,506,384

Receivables
Notes receivable from participants, net	4,277,086	4,251,043
Transfer from Elmira Savings Bank 401(k) Plan (Note G)	-	7,191,079
	4,277,086	11,442,122

Net assets available for benefits	$415,165,866	$378,948,506

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Statements of Changes in Net assets Available for Benefits

December 31, 2023 and 2022

	2023	2022
Additions
Employee contributions	$19,653,989	$16,874,030
Employer contributions	9,065,904	8,043,274
Interest and dividend income	12,511,421	10,405,647
Net appreciation in the fair value of investments	22,192,624	-
Total additions	63,423,938	35,322,951

Deductions
Benefit payments	26,817,179	30,117,632
Administrative fees	98,365	96,735
Net depreciation in the fair value of investments	-	81,463,363
Reserve for deemed distributions	291,034	593,469
Total deductions	27,206,578	112,271,199

Net increase (decrease) in net assets available for benefits	36,217,360	(76,948,248)

Transfer from Elmira Savings Bank 401(k) Plan (Note G)	-	7,191,079

Net assets available for benefits
Beginning of Year	378,948,506	448,705,675

End of Year	$415,165,866	$378,948,506

The accompanying notes are an integral part of the financial statements.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

A.	Description of the Plan

The following description of the Community Bank System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all employees of Community Bank System, Inc. (the “Company”) who are age 18 or older. Employees are automatically enrolled in the plan after 90 days of service unless participants elect not to participate. Under automatic enrollment, a participant is automatically enrolled to begin making elective contributions of 4% of their annual compensation to the Plan. This deferral percentage is increased automatically by 2% after two years and 2% annually thereafter, up to a maximum of 8%, unless the participant elects a different percentage or expressly elects not to participate in the Plan. The Plan also qualifies as an employee stock ownership plan under the meaning of Section 4975(e)(7) of the Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may make elective contributions of up to 90% of their total compensation on a pre-tax or after-tax basis up to a maximum contribution of $22,500 for 2023 or $30,000 if an employee is older than 50, to the Plan starting the first day of the month after 90 days of employment. The Company match is the first 3% being eligible for a 100% matching contribution in the form of Company common stock and the next 3% being eligible for a 50% matching contribution in the form of Company common stock. The Company match amounted to $7,221,158 and $6,679,520 in 2023 and 2022, respectively. In addition, as defined in the plan document, employees participating in the Community Bank System, Inc. Pension Plan under the Worker Retirement Accumulation Plan (“WRAP”) design received an additional Company contribution to the Plan in 2023 and 2022 equal to the interest credit on service credits earned subsequent to January 1, 2010. The Company contribution for employees participating in the WRAP amounted to $1,844,746 and $1,363,754 in 2023 and 2022, respectively.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, the Company’s WRAP interest credit, an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocation of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined. Participants are entitled to the benefit that can be provided from their vested account balance. Forfeited accounts in the current Plan year are allocated annually in the following Plan year to eligible participant accounts based on the ratio of each eligible participant's compensation to total eligible participant compensation. Forfeited accounts allocated to eligible participants amounted to $15,170 and $56,821 for the years ended December 31, 2023 and 2022, respectively.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

Vesting

Participants are immediately vested in their contributions. Vesting in the Company's matching contribution portion plus actual earnings thereon is based on years of continuous service. A participant’s matching contribution is 100 percent vested after two years of service. Vesting in the employer contributions related to the WRAP design is based on years of continuous service. A participant is 100 percent vested after three years of service.

Notes Receivable from Participants

Participants may borrow from the Plan a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Notes receivable from participants are reported at their unpaid principal balances plus any accrued but unpaid interest. For loans issued prior to January 1, 2016, interest accrues at the prime rate in effect at the inception of the loan plus 1% for residential loans and prime rate plus 2.9% for Reserve Plus loans. For loans issued subsequent to January 1, 2016, interest accrues at the prime rate in effect on the last business day of the calendar month prior to when the loan was initiated. Interest rates on participant loans generally range from 3.25% to 9.25%. All notes that are in default as defined by the plan document are reported as deemed distributions. Deemed distributions represent the amount of unpaid principal on loans from participants who are actively participating in the Plan and have not continued to make payments on the outstanding balance as required by the Plan document, which are included in benefit payments in the accompanying Statements of Changes in Net Assets Available for Benefits.

Payment of Benefits

Normal retirement date for participants under the Plan is the later of age 65 or the completion of 5 years of service. Upon termination of service due to death, disability or retirement, the participant will receive either a lump sum amount or installment payments equal to the value of the participant's vested interest in his or her account. If some or all of a participant’s account balance is allocated to the employee stock ownership feature of the Plan, that portion of the Plan benefit may be paid in the form of Company stock. Upon termination of employment, if the account balance is less than $5,000, the participant will receive a single lump sum amount equal to the value of his or her account, otherwise, the participant may elect to defer payment up to age 65. Hardship withdrawals of up to 100% of employee contributions are available if Internal Revenue Service guidelines are met.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions set forth under ERISA. In the event the Plan terminates, the net assets of the Plan are to be set aside for participating employees based upon balances then credited to individual accounts. Participants shall be vested 100% in the assets so allocated to their accounts.

B.	Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

Valuation of Investments

Investments are stated at aggregate fair value, except for the HB&T Metlife Stable Value Fund, which is stated at contract value and the Neuberger Berman Small Cap Growth Trust Fund, which is stated at Net Asset Value (NAV). Securities that are traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of mutual funds are valued at the closing price of shares held by the Plan at year-end.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses as well as unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of securities are based on average cost. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The HB&T Metlife Stable Value Fund is stated at contract value in accordance with the guidance on Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution and Health and Welfare Benefit Plans, which states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. Investments measured at contract value are not required to be classified in the fair value hierarchy.

The accompanying Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The total return for the HB&T Metlife Stable Value Fund for the years ended December 31, 2023 and 2022 were 4.53% and 8.29%, respectively. The crediting interest rates to the HB&T Metlife Stable Value Fund were 2.79% and 2.22% for the years ended December 31, 2023 and 2022, respectively.

The Neuberger Berman Small Cap Growth Trust Fund is a common collective trust that is made up of various investment and security backed contracts, which are mainly publicly traded securities. Common collective trusts are valued at NAV per share, which serves as a practical expedient to estimate its fair value. The NAV of the common collective trust is not publicly quoted in the active markets and is based on the fair value of the underlying investments held by the trust, less its liabilities. This practical expedient is not used when it is determined to be probable that the trust will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There were no redemption restrictions or unfunded commitments as of December 31, 2023. Investments measured at net asset value are not required to be classified in the fair value hierarchy (See Note D).

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan’s expenses are paid either by the Plan or the Company, as provided by the plan document. Expenses that are paid directly by the Company are excluded from these financial statements. These amounted to approximately $1,408,000 and $1,389,000, including approximately $1,308,000 and $1,319,000 paid to Benefit Plans Administrative Services, Inc. (“BPAS”), in 2023 and 2022, respectively, (See Note E). Certain expenses incurred in connection with the general administration of the Plan that are paid by the Plan are recorded as deductions in the accompanying Statements of Changes in Net Assets Available for Benefits. In addition, certain investment related expenses are included in net appreciation (depreciation) in the fair value of investments presented in the accompanying Statements of Changes in Net Assets Available for Benefits.

Inactive Accounts

Account balances of individuals who have withdrawn from participation in the Plan had an accumulated basis of $129,540,314 and $112,440,166 at December 31, 2023 and 2022, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, collective investment funds and Company stock. Investment securities are exposed to various risks, such as interest rate, credit and overall market risk. Market risks include global events which could impact the value of investment securities, such as international conflicts. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Plan Provisions

In 2020, the Plan has implemented certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act), a law which allows immediate changes to the Plan to, among others, allow certain eligible individuals to receive Coronavirus-related relief through temporary suspension of loan repayment, temporary increases to certain loan limits to $100,000, allows temporary tax relief for Coronavirus-related distributions up to $100,000 for a qualified individual and suspends required minimum distributions. The Plan has also implemented certain provisions of the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act), a law which, among others, extends the age for required minimum distributions to 72. The optional features within these acts are currently being assessed but have not been implemented to date. In 2022, written amendments to the Plan were adopted to reflect the required operational changes in accordance with applicable law and IRS guidance.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

Valuation Allowance

The carrying amount of notes receivable from participants is reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. Management determines the valuation allowance by applying an average of historical deemed distributions to the aggregate remaining notes receivable from participants to estimate a valuation allowance. The valuation allowance is $417,000 and $502,000 at December 31, 2023 and 2022, respectively.

Subsequent Events

Effective May 15, 2024, the name of the Plan Sponsor changed from Community Bank System, Inc. to Community Financial System, Inc. and the Plan was amended to change the name of the Plan from Community Bank System, Inc. 401(k) Employee Stock Ownership Plan to Community Financial System, Inc. 401(k) Employee Stock Ownership Plan.

The Company has evaluated subsequent events through June 25, 2024, the date the financial statements were available for issue.

C.	Investments

Investments are held within various common funds maintained by the Nottingham Trust division of Community Bank, N.A. Participants, at their discretion, may allocate contributions and account balances between various investment options offered by the Plan. A brief description of these investment options, as provided by the plan administrator, are as follows:

Community Bank System, Inc. Common Stock– common stock of the Plan sponsor, which is traded on the New York Stock Exchange under the symbol “CBU.”

Amercent Small Cap Value – a mutual fund that invests primarily in common stocks of small-capitalization companies with a total market capitalization within the market capitalization range of the Russell 2000 Value Index.

American Funds EuroPacific Growth Fund – a mutual fund that invests in stocks of issuers located in Europe and the Pacific Basin.

DFA Real Estate Securities I – a mutual fund that purchases readily marketable equity securities of companies whose principal activities include ownership, management, development, construction, or sale of residential, commercial, or industrial real estate.

Federated Total Return Bond Fund – a mutual fund seeking to provide total return by investing primarily in a diversified portfolio of investment grade fixed income securities.

Guggenheim Macro Opportunities Fund – a mutual fund that invests in a wide range of fixed-income and other debt and equity securities. The fund seeks to provide capital appreciation and current income.

Invesco Oppenheimer Developing Markets Fund – a mutual fund that invests primarily in equity securities of issuers with high growth potential whose principal activities are in at least three developing markets.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

JPMorgan Large Cap Growth Fund – a mutual fund that invests primarily in stocks of U.S. companies.

T. Rowe Price Inflation Protected Bond Fund I – a mutual fund that invests primarily in inflation-protected bonds issued by the U.S. Treasury.

T. Rowe Price Mid-Cap Growth Fund I – a mutual fund that invests primarily in a diversified portfolio of common stocks and mid-cap companies.

T. Rowe Price Mid-Cap Value Fund I – a mutual fund that invests primarily in U.S. common stocks of mid-size companies that appear to be undervalued. The fund may invest in other securities, including foreign stocks, and use futures and options.

T. Rowe Price Spectrum Conservative Allocation Fund I – a mutual fund with a primary emphasis on income and a secondary emphasis on capital growth. The fund invests primarily in a diversified portfolio of common stocks, bonds, money market securities, and cash reserves.

T. Rowe Price Spectrum Moderate Growth Allocation Fund I – a mutual fund that invests primarily in common stocks. The fund may invest in other securities, including bonds, money market securities, and cash reserves.

T. Rowe Price Spectrum Moderate Allocation Fund I – a mutual fund with an emphasis on both capital growth and income. The fund invests primarily in a diversified portfolio of common stocks, bonds, money market securities, and cash reserves.

Vanguard Equity Income Admiral – a mutual fund that invests mainly in common stocks of mid-size and large companies whose stocks typically pay above-average levels of dividend income and are undervalued relative to other such stock; under normal circumstances it will invest 80% of its assets in equity securities.

Vanguard Institutional Index I – a mutual fund that invests substantially all of its assets in the stocks that make up the Standard & Poor’s 500 Index, holding each stock in approximately the same proportion as its weighting in the index.

Vanguard Mid-Cap Index I – a mutual fund that attempts to track the performance of the Center for Research in Security Prices U.S. Mid-Cap Index, a broadly diversified index of stocks of mid-size U.S. companies.

Vanguard Small-Cap Index Fund I – a mutual fund that attempts to track the performance of the Center for Research in Security Prices U.S. Small-Cap Index, a broadly diversified index of stocks of smaller U.S. companies. The fund invests all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

Vanguard Target Retirement 2020 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2020 (the target year).

Vanguard Target Retirement 2025 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2025 (the target year).

Vanguard Target Retirement 2030 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2030 (the target year).

Vanguard Target Retirement 2035 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2035 (the target year).

Vanguard Target Retirement 2040 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2040 (the target year).

Vanguard Target Retirement 2045 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2045 (the target year).

Vanguard Target Retirement 2050 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2050 (the target year).

Vanguard Target Retirement 2055 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2055 (the target year).

Vanguard Target Retirement 2060 – a mutual fund that seeks to provide capital appreciation and current income consistent with its current asset allocation; designed for investors planning to retire and leave the workforce in or within a few years of 2060 (the target year).

Vanguard Target Retirement Income – a mutual fund that seeks to provide current income and some capital appreciation; designed for investors currently in retirement.

Vanguard Total Bond Index Admiral – a mutual fund that attempts to track the performance of the Barclays U.S. Capital Aggregate Float Adjusted Index, which represents a wide spectrum of public, investment grade, taxable, fixed-income securities in the U.S.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

Neuberger Berman Small Cap Growth Trust Fund – a collective investment trust that seeks growth of capital by investing primarily in equities of small cap companies. Investments in Neuberger Berman Small Cap Growth Trust Fund are valued at NAV.

HB&T Metlife Stable Value Fund R0 – a stable value fund that invests in fixed income securities such as U.S. Governmental Agencies and Treasuries, mortgages, asset backed securities, corporate debt and cash equivalents. Investments in the HB&T Metlife Stable Value Fund are reported at contract value.

Ameritrade IDA Account – participants select the individual investment securities, including equity securities, mutual funds and bonds.

D.	Fair Value Measurements

Accounting standards establishes a framework for measuring fair value and require disclosures about such fair value instruments. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). Inputs used to measure fair value are classified into the following hierarchy:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•	Level 2 – Quoted prices in active markets for similar assets or liabilities, or quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 – Significant valuation assumptions not readily observable in a market.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following tables set forth the Plan’s financial assets that were accounted for at fair value on a recurring basis:

As of December 31, 2023

	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$284,040,447	$-	$-	$284,040,447
Common stock of plan sponsor	77,594,204	-	-	77,594,204
Self-directed brokerage	5,933,066	-	-	5,933,066
Total assets at fair value	$367,567,717	$-	$-	367,567,717
Investments valued using Net Asset Value (a)				13,397,605
				$380,965,322

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

As of December 31, 2022

	Level 1	Level 2	Level 3	Total Fair Value
Mutual funds	$230,654,720	$-	$-	$230,654,720
Common stock of plan sponsor	85,286,141	-	-	85,286,141
Self-directed brokerage	4,444,568	-	-	4,444,568
Total assets at fair value	$320,385,429	$-	$-	320,385,429
Investments valued using Net Asset Value (a)				13,394,127
				$333,779,556

(a)	In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalents) as a practical expedient have not been classified in the fair value hierarchy.

The valuation techniques used to measure fair value for the items in the table above are as follows:

Mutual funds: Valued at the closing price of the shares held by the Plan at year end reported on the active market.

Common stock and self directed brokerage: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the valuation methodologies used as of December 31, 2023 and 2022.

E.	Transactions with Parties-in-Interest

The assets of the Plan are administered by BPAS, a wholly-owned subsidiary of Community Bank System, Inc. The Company paid BPAS approximately $1,308,000 and $1,319,000 for record keeping, trustee, and other services in 2023 and 2022, respectively.

The Plan held 1,489,046 and 1,354,824 shares of the Plan sponsor’s common stock at December 31, 2023 and 2022, respectively. The cost of these shares at December 31, 2023 and 2022 is $69,934,642 and $63,720,252, respectively, and their fair value at December 31, 2023 and 2022 is $77,594,204 and $85,286,141, respectively. Dividends received on the investment in Community Bank System, Inc. common stock amounted to $2,478,841 and $2,271,740 in 2023 and 2022, respectively. The Plan sold 325,131 and 222,590 shares of Community Bank System, Inc. common stock during 2023 and 2022, respectively, and purchased 459,354 and 276,730 shares of Community Bank System, Inc. common stock during 2023 and 2022, respectively.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

The Company has investments in the HB&T Metlife Stable Value Fund R0 administered by Hand Benefits and Trust Company. Hand Benefits and Trust Company is a wholly-owned subsidiary of BPAS. The contract value at December 31, 2023 and 2022 is $29,923,458 and $33,726,828, respectively.

F.	Income Tax Status

The Plan obtained its most recent determination letter in January 2016, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Section 401(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter, however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the accompanying financial statements.

As discussed above, the Plan is a tax-exempt entity. The Plan has reviewed its operations for uncertain tax positions and believes there are no significant exposures. The Plan will include interest on income tax liabilities in other expenses if such amounts arise. The Plan did not incur any penalties and interest for the years ended December 31, 2023 and 2022. The Plan is no longer subject to Federal or New York state examinations by tax authorities for the closed tax years before 2020.

G.	Summary of Plan Mergers

In January 2023, the Employee Stock Ownership and Savings Plan of the Elmira Savings Bank, FSB merged into and became part of the Plan. The total amount of assets transferred from the Employee Stock Ownership and Savings Plan of the Elmira Savings Bank, FSB was $7,191,079. The transfer of assets was presented in the Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2022.

H.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2023	2022
Net assets available for benefits per financial statements	$415,165,866	$378,948,506
Allowance for notes receivable from participants	417,000	502,000
Net assets available for benefits per Form 5500	$415,582,866	$379,450,506

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Notes to Financial Statements

December 31, 2023 and 2022

The following is a reconciliation of the net (decrease) increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31:

	2023	2022
Net increase (decrease) in net assets available for benefits per financial statements	$36,217,360	$(76,948,248)
Allowance utilized for deemed distributions	(376,034)	(465,469)
Reserve for deemed distributions	291,034	593,469
Net increase (decrease) in net assets available for benefits per Form 5500	$36,132,360	$(76,820,248)

I.	Economic Dependency and Concentration of Credit Risk

At December 31, 2023 and 2022, approximately 19% and 23% of the Plan’s investments are invested in Company stock, respectively, and 44% and 41% are invested in Vanguard mutual funds, respectively. At December 31, 2023 and 2022, approximately 8% and 14% of the Plan’s investments are invested in T. Rowe Price mutual funds, respectively.

Community Bank System, Inc.

401(k) Employee Stock Ownership Plan

Schedule of Assets (Held at End of Year)

(Schedule H, Part IV, Line 4i)

December 31, 2023 and 2022

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value
	Mutual Funds
	Amercent Small Cap Value	Mutual fund – 334,976 shares	$3,520,593
	American Funds EuroPacific Growth Fund	Mutual fund – 246,318 shares	13,473,607
	DFA Real Estate Securities I	Mutual fund – 36,818 shares	1,444,354
	Federated Total Return Bond Fund	Mutual fund – 1,112,361 shares	10,656,418
	Guggenheim Macro Opportunities Fund	Mutual fund – 68,405 shares	1,661,556
	Invesco Oppenheimer Developing Markets Fund	Mutual fund – 112,159 shares	4,325,983
	JPMorgan Large Cap Growth Fund	Mutual fund – 551,808 shares	34,830,136
	T. Rowe Price Infl Protected Bond Fund I	Mutual fund – 256,630 shares	2,671,516
	T. Rowe Price Mid-Cap Growth Fund I	Mutual fund – 113,435 shares	11,371,900
	T. Rowe Price Mid-Cap Value Fund I	Mutual fund – 269,893 shares	8,399,073
	T. Rowe Price Spectrum Conserv Alloc Fund I	Mutual fund – 173,321 shares	3,254,964
	T. Rowe Price Spectrum Mod Growth Alloc Fund I	Mutual fund – 74,458 shares	2,740,795
	T. Rowe Price Spectrum Moderate Alloc Fund I	Mutual fund – 168,356 shares	3,875,563
	Vanguard Equity Income Admiral	Mutual fund – 215,273 shares	18,141,077
	Vanguard Institutional Index I	Mutual fund – 72,568 shares	28,554,347
	Vanguard Mid-Cap Index I	Mutual fund – 180,952 shares	11,515,760
	Vanguard Small-Cap Index Fund I	Mutual fund – 94,619 shares	9,669,107
	Vanguard Target Retirement 2020	Mutual fund – 300,526 shares	8,075,122
	Vanguard Target Retirement 2025	Mutual fund – 739,743 shares	13,596,486
	Vanguard Target Retirement 2030	Mutual fund – 827,494 shares	29,351,218
	Vanguard Target Retirement 2035	Mutual fund – 734,230 shares	16,241,163
	Vanguard Target Retirement 2040	Mutual fund – 294,212 shares	11,562,540
	Vanguard Target Retirement 2045	Mutual fund – 272,963 shares	7,277,199
	Vanguard Target Retirement 2050	Mutual fund – 202,554 shares	9,001,497
	Vanguard Target Retirement 2055	Mutual fund – 77,776 shares	3,856,908
	Vanguard Target Retirement 2060	Mutual fund – 67,517 shares	3,084,850
	Vanguard Target Retirement Income	Mutual fund – 649,938 shares	8,455,693
	Vanguard Total Bond Index Admiral	Mutual fund – 353,349 shares	3,431,022
			284,040,447
***	Collective Investment Trust
	Neuberger Berman Small Cap Growth Trust Fund	Mutual fund – 1,702,364 shares	13,397,605

	Common Stock of Plan Sponsor
*	Community Bank System, Inc.	Common stock – 1,489,046 shares	77,594,204

**	Stable Value Fund
*	HB&T Metlife Stable Value Fund R0	Stable value fund – 2,201,873 shares	29,923,458

	Loan Fund
*	Participants	Participant loans, 3.25% – 9.25%	4,694,086

	Self-Directed Brokerage
*	Ameritrade IDA Account	Self-directed brokerage	5,933,066
	Total investments		$415,582,866
*	– Denotes party-in-interest as defined by ERISA.
**	– Investment stated at Contract Value.
***	– Investment stated at Net Asset Value.